INCENTIVE STOCK OPTION AGREEMENT

1. Grant of Option. Pursuant to the Incentive Stock Option Plan (the "Plan") for certain employees of The Vermont Teddy Bear Co., Inc. (the "Company"), the Company granted on October 29, 1998 to Elisabeth Robert (the "Option Holder") an option to purchase from the Company a total of 225,000 Shares of Common Stock of the Company at $1.00 per share (being at least the fair market value per share of the Common Stock on the date of this grant), in the amounts, during the periods and upon the terms and conditions set forth in this Agreement.

2. Time of Exercise. Except only as specifically provided elsewhere in this agreement, this incentive stock option shall vest according to the following schedule:

First Installment. Seventy-five thousand (75,000) shares when the average of the Company's closing price of its Common Stock for each trading day within a three (3) month period is equal to or greater than Two Dollars ($2.00);

Second Installment. Seventy-five thousand (75,000) shares when the average of the Company's closing price of its Common Stock for each trading day within a three (3) month period is equal to or greater than Three Dollars ($3.00);

Third Installment. Seventy-five thousand (75,000) shares when the average of the Company's closing price of its Common Stock for each trading day within a three (3) month period is equal to or greater than Four Dollars ($4.00);

If an installment covers a fractional share, such installment will be rounded off to the next highest share, except the final installment, which will be for the balance of the total optioned shares. These options shall vest on seven years after the original date of grant regardless of the market price of the Company's stock on that date. In the event of the Option Holder's termination of employment for whatever reason, this option will only be exercisable to the extent that the Option Holder could have exercised it on the date of her termination of employment.

3. Subject to Plan. This option and the grant and exercise thereof are subject to the terms and conditions of the Plan, which is incorporated herein by reference and made a part hereof, but the terms of the Plan shall not be considered an enlargement of any benefits under this Agreement. In addition, this option is subject to any rules and regulations promulgated pursuant to the Plan, now or hereafter in effect.

    Term. This option will terminate 5 p.m. on ten years from the date of grant.

5. Who May Exercise. During the lifetime of the Option Holder, this option may be exercised only by the Option Holder. If the Option Holder dies or becomes disabled (within the meaning of Section 22(e)(3) of the Internal Revenue Code) prior to the termination date specified in Section 4 hereof without having exercised the option as to all of the shares covered thereby, the option may be exercised to the extent the Option Holder could have exercised the option on the date of her death or disability at any time prior to the earliest of the dates specified in Section 4(a) and (b) hereby by (i) the Option Holder's estate or a person who acquired the right to exercise the option by bequest or inheritance or by reason of the death of the Option Holder in the event of the Option Holder's death, or (ii) the Option Holder or her personal representative in the event of the Option Holder's disability, subject to the other terms of this Agreement, the Plan and applicable laws, rules and regulations. For purposes of this Agreement, the Company shall determine the date of disability of the Option Holder.

6. Restrictions on Exercise. This option:

(a) may be exercised only with respect to full shares and no fractional share of stock shall be issued; and there

(b) may not be exercised in whole or in part and no cash or certificates representing shares subject to such option shall be delivered, if any requisite approval or consent of any government authority of any kind having jurisdiction over the exercise of options shall not have been secured.

7. Disqualifying Exercise. In the event that this option is not exercised on or before the date three months after the Option Holder's employment terminates with the Company or a subsidiary of the Company for any reason other than the employee's death or disability, upon exercise of the option, federal income taxes will not be deferred, rather, the Option Holder shall recognize ordinary income upon exercise of the option and the Company may be required to comply with the income tax withholding requirements of the Internal Revenue Code. If employment is terminated as a result of the Option Holder's death or disability, exercise of the option during the remainder of its term shall not constitute a disqualifying exercise.

8. Manner of Exercise. Subject to such administrative regulations as the Board of Directors of the Company may from time to time adopt, the Option Holder or beneficiary shall, in order to exercise this option, give written notice to the Company of the number of shares being purchased and purchase price to be paid therefore accompanied by the following:

(a) full payment in United States Dollars of the option price in the form of cash or check for the shares of stock being purchased; and

(b) such documents as the Company in its discretion deems necessary (i) to evidence the exercise, in whole or in part, of the option evidenced by this Agreement, (ii) to comply with any Shareholder's Agreement then in effect with respect to the shareholders of the Company and (iii) to comply with or satisfy the requirements of the Securities Act of 1933, or any other law, as then in effect.

9. Non-Assignability. This option is not assignable or transferable by the Option Holder except by will or by the laws of descent and distribution.

10. Rights of Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 11 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

11. Capital Adjustment. The number of shares of Common Stock covered by this option, and the option price thereof, shall be subject to such adjustment as the Board of Directors of the Company deems appropriate to reflect any stock dividend, stock split, share combination, exchange of shares, recapitalization, merger, consolidation, separation, reorganization, liquidation, or the like, of or by the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be exercised by its duly authorized officer, and the Option Holder to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement as of the 10th day of December, 1998.

THE VERMONT TEDDY BEAR CO., INC.

BY: /s/ Fred Marks

Its Duly Authorized Agent

/s/ Elisabeth B. Robert

Elisabeth Robert